Exhibit 99.1

Medigus: Jeffs’ Brands Ltd. Announces Pricing of $15.5 Million Initial Public Offering

Tel Aviv, Israel, Aug. 29, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Jeffs’ Brands Ltd. (“Jeffs’ Brands”), a data-driven e-commerce company operating on the Amazon Marketplace, announced on August 25, 2022, the pricing of its initial public offering of 3,717,473 units. Each unit is being offered at a public offering price per unit of $4.16 and consists of one ordinary share and one warrant to purchase one ordinary share, with an initial exercise price of $4.04 per share. The gross proceeds of the offering are expected to be approximately $15.5 million before deducting underwriting discounts and other estimated offering expenses. The offering is expected to close on Tuesday, August 30, 2022, subject to satisfaction of customary closing conditions.

In addition, Jeffs’ Brands has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase up to such number of additional ordinary shares and/or warrants, equal to 15% of the number of units sold in the offering solely to cover over-allotments, if any. The purchase price to be paid per additional ordinary share will be equal to the public offering price of one unit (less $0.01 allocated to each warrant), less the underwriting discount. The purchase price to be paid per additional warrant will be $0.01. If Aegis exercises the option to purchase only such warrants, additional proceeds will be nominal. If Aegis exercises the option in full for ordinary shares, the total gross proceeds of the offering including overallotment are expected to be approximately $17.8 million before deducting underwriting discounts and offering expenses.

The ordinary shares and warrants have been approved for listing on the Nasdaq Capital Market and are expected to begin trading on the Nasdaq Capital Market under the symbols “JFBR” and “JFBRW”, respectively, on August 26, 2022.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-262835) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on August 25, 2022. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For More Information on Jeffs’ Brands Ltd visit https://jeffsbrands.com

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com